Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2024



Hatteras Capital Distributors, LLC

Financial Statements and Supplemental Schedule and Report of Independent

Registered Public Accounting Firm for the Year Ended December 31, 2024

Hatteras Capital Distributors, LLC
Contents

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hatteras Capital Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8510 Colonnade Center Drive, Suite 150
(No. and Street)

Raleigh	NC	27615
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Masters	404-841-1010	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P. C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road	Atlanta	GA	30062
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DavidB.Perkins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hatteras Capital Distributors, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Director

GARRETT D. CHAVIS
My Comm. Expires
NOTARY PUBLIC
COUNTY

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y)Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hatteras Capital Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC as of December 31, 2024, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

Hatteras Capital Distributors, LLC adjusted is beginning balance on the Statement of Changes in Member's Equity by recording prior period adjustments as discussed in Footnote 5. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of Hatteras Capital Distributors, LLC 's management. Our responsibility is to express an opinion on Hatteras Capital Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor'sReportonSupplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Hatteras Capital Distributors, LLC's financial statements. The supplemental information is the responsibility of Hatteras Capital Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 15, 2025

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Financial Statements

Hatteras Capital Distributors, LLC
Statement of Financial Condition

December 31.	2024
Assets	
Cash and Cash Equivalents	28,505
Fees Receivable	22,500
Due From Affiliate	149,697
Prepaid expenses and other assets	38,825
Total Assets	**239,527**
Liabilities	
Accrued expenses and account payable	5,556
Total Liabilities	5,556
Equity	233,971
Total Liabilities and Equity	**239,527**

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC

Statement of Operations

Year ended December 31,	2024
Revenues:	
Referral fees from Registered Representative	31,667
Total Revenues	31,667
Expenses:	
Payroll and Related Expenses	8,562
Marketing events and Materials	9,591
Professional fees	35,574
Regulatory fees and expenses	35,255
Office expenses	24,478
Rent	300
Insurance	13,135
Total Expenses	126,895
Net Loss:	(95,228)

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC
Statement of Changes in Member's Equity
For the year end December 31, 2024

Beginning equity, December 31, 2023 per Audit	298,749
Prior Period Adjustment See Note 5	30,450
Beginning equity, December 31, 2023 as adjusted	329,199
Net Loss	(95,228)
Ending equity, December 31, 2024	233,971

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC

Statement of Cash Flows

Year ended December 31,	2024

Operating Activities	
Net Loss	(95,228)
Adjustments to reconcile net income to net cash provided by operations	
Change in due from affiliate	43,230
Change in prepaid and other assets	19,248
Change in accounts payable and accrued expenses	4,556
Net Cash Used in Operating Activities	(28,194)
Cash and Cash equivalents, beginning of year	56,699
Cash and Cash Equivalents, end of year	28,505

The accompanying notes are an integral part of these financial statements.

Hatteras Capital Distributors, LLC

Notes to Financial Statements

December 31, 2024

1. Summary of Business Activities and Significant Accounting Policies

Hatteras Capital Distributors, LLC (the "Company" or "HCD") was organized on January 4, 2007, as a limited liability company under the laws of the state of North Carolina, and is a wholly owned subsidiary of Hatteras Investment Partners, LLC (the "Advisor"). The Advisor provides investment advisory services to various affiliated funds and general partnerships.

On January 5, 2016, the Company, along with the Advisor, was purchased by Raleigh Acquisition Corporation, an LLC formed by members of the Company's management to acquire the assets of the Company and Hatteras Investment Partners, LLC from RCS Capital Corporation. The Advisor was subsequently renamed Hatteras Funds, LP.

HCD serves as the distributor for investment company products and limited partnerships. HCD operates as a limited-use broker dealer pursuant to Footnote 74 of SEC Release no. 34-70073 and does not hold customer funds or safe-keep customer securities. In 2024, There was no distribution revenue, see note on Revenue Recognition.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The information furnished includes all adjustments and accruals of a normal recurring nature, which, in the opinion of management, are necessary for a fair statement of results.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

The Company maintains cash deposits with a financial institution. At times, these balances may exceed the amount insured by the Federal Deposit Insurance Corporation (the "FDIC"). The Company did not have cash balances as of December 31, 2024 that were in excess of the FDIC insured limits. There were no restrictions placed on the Company's cash deposits at December 31, 2024, nor at any point during the twelve-months ended December 31, 2024. The Company defines Cash and Cash Equivalents as highly liquid instruments with original maturities of less than 90 days.

Service Fees Receivable and Due from Affiliates

The Company historically records service fee receivables by providing services to various funds managed and advised by, it's affiliate, Hatteras Investment Partners, LLC. As provided in the fund servicing agreements, the Company will assist with investor communications, maintenance of fund records, and provide various other services related to the funds' operations: The Company records service fees receivable when fees have been earned but not yet paid on services provided to unrelated parties. The Company also provides services to Hatteras Investment Partners under terms of a written agreement between the Company and Hatteras Investment Partners. The Company records fees receivable from Hatteras Investment Partners when earned but not yet paid as Due from Affiliate in the Company's financial statements. When applicable, amounts owed for services provided by Hatteras Investment Partners and service fees to be received from Hatteras Investment Partners are presented net in the Company's Statement of Financial Position. At December 31,2024, $149,697 was due on demand from Hatteras Investment Partners. LLC. The Company has determined that all amounts due from Hatteras Investment Partners, LLC are collectable and no valuation allowance or reclassification is needed. The amount due from Hatteras Funds at January 1, 2024 was $192,927.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include, Fund Servicing Agreements and a 12b-1 Plan. The firm had only private placement referral fees from prior deals done by its Registered Representatives in 2024 but anticipates service revenue in 2025.

Refer to Revenue Recognition Note: Revenue from Contracts with Customers for further discussion on the Company's accounting policies for revenue sources within the scope of ASC 606.

Revenue from Contracts with Customers:

Fund Servicing Agreements and Concentrations:
The Company recognizes revenue generally when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, services have been rendered, and collectability is reasonably assured. The Company earns all of its service fees by providing fund services to the various Hatteras Funds (the "Funds") through Fund Servicing Agreements. Service fees are calculated monthly or quarterly, as applicable, as a percentage of the aggregate net assets of the Funds, which is reported by each fund's administrator.

The firm had no service revenue in 2024 but anticipates service revenue in 2025. All revenue in 2024 was generated from revenue for private placements. The revenue is recognized based upon the capital investment into the funds and paid over a specified time specified in the agreement. Payments are on the 5th day of the quarter after the investment is made.

Single Reportable Segment:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placements and fund servicing. The Company has identified its Managing Director as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100% revenue from two external customers in 2024.

Expenses
The Company recognizes expenses in its Statement of Income as expenses are incurred. The Company is party to a written expense sharing agreement with Hatteras Investment Partners, with whom the Company shares office facilities. The expense sharing agreement results in the Company incurring certain expenses within its Statement of Income based upon a percentage of time, space and equipment used by Hatteras Funds in conducting activities of the Company. The Company and Hatteras Funds review the specific expense sharing percentages and estimates included within the expense sharing agreement annually to ensure such expense

sharing percentages and estimates remain reasonable. During 2024, due to a change in the Hatteras Investment Partners' operating agreement, use of their resources decreased and the expense sharing allocations decreased accordingly.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As a result of the Company's designation as a disregarded entity for income tax purposes, no income taxes have been recognized within the Company's financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 Accounting for Uncertainty in Income Taxes. Under FASB ASC 740- 1 0, the Company is required to evaluate each of its tax position to determine if they are more likely than not to be sustained if the taxing authority examines the respective posit ion. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company is evaluating new accounting standards and will implement as necessary.

Commitments and Contingencies and Going Concern

The Company has evaluated its commitments and contingences under FASB ASC 440 and ASC 450 and determined that no significant unrecorded commitments and contingencies exist as of December 31, 2024. The Company has evaluated its ability to continue operations, due to its current year net loss, and negative cash flow from operations and determined that it will have operating capital, either from operations or capital contributions, sufficient to meet its obligations and net capital requirements for the next 12 months from issuance of these financial statements.

2.   Related Party Transactions

The Statement of Income includes operating expenses resulting from the expense sharing agreement in place with Hatteras Investment Partners as well as allocations of other direct expenses paid on behalf of the Company. At December 31, 2024, $149,697 was due from and $1,304 is due to and included in accounts payable to Hatteras Investment Partners, LP on the Statement of Financial Condition. The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2024:

Revenues:

Service fees	-
Total Revenues	-

Expenses:

Payroll and Related Expenses	8,562
Office expenses	180
Rent	300
Total Expenses	9,042
Net Loss:	(9,042)

3.   Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule, Rule 15c3-1, which requires the Company to maintain minimum net capital, us defined, as the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2024, the Company had regulatory net capital of $22,949 which is $17,949   in excess of the Company's net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.242 to1.0.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money to, customers and, accordingly, in reliance on Footnote 74 to SEC release 34-70073 as discussed in Q&A #8 of the related FAQ issued by SEC staff.

4.   Subsequent Events

The Company has evaluated subsequent events through April 15, 2025, the date the financial statements were issued, and determined that there were no subsequent events that required disclosure.

5.   Prior Period Adjustments

The company recorded two prior period adjustments. The first was to increase the balance in beginning balance in Member's Equity for $27,500. This was to record 2023 revenue that was not previously recorded. The effect of this entry would have increased equity and increased revenue and accounts receivable for the year ending December 31, 2023. The second prior period adjustment was to increase Member's Equity in the amount of $2,950. This was to record a prepaid expense which had been erroneously expensed in 2023. The entry would have increased prepaid expenses, increased equity, and decreased expense. In the prior year the Company was in compliance with net capital required by SEC rule 15c3-1 after the prior period adjustments were recorded.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TotheMemberof
Hatteras Capital Distributors, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hatteras Capital Distributors, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include participating in private placement of securities in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4..

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hatteras Capital Distributors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hatteras Capital Distributors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 15, 2025

goldman & COMPANY, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062· 770.499.8558 · Fax 770.425.3683



HATTERAS
In vestment Partners

HATTERASINVESTMENTPARTNERS.COM / T: 919.846.2324/ F: 919.846.3433
8510 COLONNADE CENTER DRIVE/ SUITE 150/ RALEIGH, NC 27615 – 3050

Exemption Report

Hatteras Capital Distributors, LLC (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. The Firm conducts business activities involving; distributor or wholesaler of investment company products (I.e., mutual funds); distributor or wholesaler of tax shelters and limited partnerships in primary and secondary markets; distributor or wholesaler of private placements of securities (including hedge funds); underwriter or selling group participant of best efforts offerings; and maintain only institutional customers' and other broker/dealer' accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, David B. Perkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David B. Perkins — 1. 29. 2025

Authorized Signature — Date
David B. Perkins
Managing Member

Supplementary Information

Hatteras Capital Distributors, LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

December 31,	2024
Computation of Net Capital Pursuant to Rule 15c3-1	
Computation of Net Capital:	
Total member's equity from statement of financial condition	$ 233,971
Less: Non allowable assets:	
Other assets	211,022
Net Capital	22,949
Computation of Basic Net Capital Requirement:	
6-2/3% of $0.00, aggregate indetedness	-
Minimum net capital required, pursuant to Rule 15c3-1	5,000
Minimum dollar net capital requirements of reporting broker/dealer	5,000
Excess net capital	17,949
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	5,556
Total Aggregate Indebtedness	5,556
Percentage of Aggregated Indebtedness to Net Capital	24.21%

Statement Pursuant to Rule 17a-5(d)(4)

A Reconciliation of the Company's computation of net capital as reported in the unaudited Amended Part IIA of Form X-17A-5 as of December 31, 2024 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

Hatteras Capital Distributors, LLC

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release no. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Hatteras Capital Distributors, LLC

Schedule III

**Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission**

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC
Release no. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff. The
Company does not hold customer funds or securities

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERALASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME HATTERAS CAPITAL DISTRIBUTORS LLC

SEC No. 8-67555

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report– Statement of Income (Loss) – Code 4030)		$31,667.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$31,667.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report- Statement of Income (Loss)- Code 3960)			
c	Enter the greater of line 5a or 5b		$0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 0.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$31,667.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV0722

AMENDEDGENERALASSESSMENTFORM

For the fiscal year ended 12/31/2024

8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 47.00
9	Current overpayment/credit balance, if any			$ 463.19
10	General assessment from last filed 2024 SIPC-7 or 7A		$ 57.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 57.00		
	b Overpayment(s) applied on all 2024 SIPC-7 and 7A(s)	$0.00		
	c Any other overpayments applied	$0.00		
	d All payments applied for 2024 SIPC-6 and 6A(s)	$0.00		
	e All payments applied for 2024 SIPC-7 and 7A(s)	$0.00		
	f Add lines 11a through 11e		$ 57.00	
12	**LESSER** of line 10 or 11f.			$ 57.00
13	a Amount from line 8		$ 47.00	
	b Amount from line 9		$ 463.19	
	c Amount from line 12		$ 57.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			($ 473.19)
14	Interest (see instructions) for 43 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$0.00
16	Overpayment/credit carried forward (if applicable)			($ 473.19)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-67555	DEA: FINRA	2024	Dec
MEMBER NAME *MAILING ADDRESS*	HATTERAS CAPITAL DISTRIBUTORS LLC 8510 COLONNADE CENTER DRIVE STE 150 RALEIGH, NC 27615 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☐ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

HATTERAS CAPITAL DISTRIBUTORS LLC
(Name of SIPC Member)

Allison Zollicoffer
(Authorized Signatory)

4/15/2025
(Date)

allison.zollicoffer@hatterasip.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.